Law Office of BRIAN P. SIMON
______________________________________________
Attorneys at Law

September 21, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:   Jay Ingram
Edward Kelly

RE:      Registration Statement on Form S-1 (File No: 377-01091)
Amendment No. 1

Dear Mr. Ingram and Mr. Kelly:

On behalf of our client, ABCO Energy, Inc. (“ABCO”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one  copy of ABCO’s Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (File No. 377-010091), which is  marked to show changes to its Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on August 3, 2015 (as amended, the “Registration Statement”).  As with the Registration Statement filed on August 3rd, this filing is being made under the Form DRS (Draft Registration Statement).

Amendment No. 1 is being filed in response to your letter dated August 28, 2015, setting forth the comments of the Commission’s staff (the “Staff”) regarding the Registration Statement (the “Comment Letter”).  This letter, which has also been filed electronically with the Commission, contains ABCO’s responses to the Staff’s comments.  The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

10633 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

General

1.
There are inconsistencies throughout the registration statement on the number of shares of common stock being registered and offered for sale by the selling shareholders. For example, footnote (2) to the calculation of fee table states that 25,618,322 shares of common stock are being registered and offered for sale by the selling shareholders. Conversely, the prospectus’ outside front cover page states that 24,993,322 shares of common stock are being registered and offered for sale by the selling shareholders. Please reconcile disclosures throughout the registration statement on the number of shares of common stock being offered for sale by the selling shareholders, and ensure that the disclosures are consistent throughout the registration statement. Additionally, clarify on page 12 and elsewhere in the registration statement the number of shares of common stock that will be outstanding after the offering if all shares are sold.

Response to Comment 1

Done.  The number of shares to be sold by selling shareholders is now consistent throughout.  Likewise, the number of shares outstanding.

2.
We note the disclosure on pages 14 and 32 that there were 25,152,530 shares of common stock outstanding at July 31, 2015. Please reconcile the number of shares of common stock outstanding at July 31, 2015 with the number of shares of common stock being registered and offered for sale by the selling shareholders. If the numbers differ, tell us why.

Response to Comment 2

Done.  The number of shares outstanding at September 15, 2015 is 28,240,052. The numbers differ by 5,775,730 shares because Management shares (5,000,000) are no longer  included in the Selling Shareholder list [“List”]; and none of the shares held by prior ENYC shareholders (775,730) are included in  the List.

3.
We note the disclosure on page 11 that you intend to sell the primary offering through your president, chief executive officer, and staff. Elaborate in the plan of distribution section on whether your president, chief executive officer, and staff intend to rely on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act. Provide us with an analysis of the applicability of the safe harbor.

Response to Comment 3

Done. See Plan of Distribution on page 16 of Amendment No. 1.

Registration Statement’s Facing Page

4.	Update your company profile on the EDGAR system to include the current address and telephone number of your principal executive offices.

Response to Comment 4

Done.

Determination of Offering Price, page 15

5.
Disclosure that the company and the selling shareholders will sell your shares at prevailing market prices or privately negotiated prices is inconsistent with disclosure on the prospectus’ outside front cover page and elsewhere that you will sell up to 10 million shares at a fixed price of $0.50 per shares and the selling shareholders will sell up to 25,618,322 shares at a fixed price of $0.50 per share until your common stock is quoted on the OTC Bulletin Board. Please reconcile the disclosures throughout the registration statement, including the plan of distribution section.

10633 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

Response to Comment 5

Done.  All reference to a “fixed” price per share has been eliminated.  See the Cover page of this prospectus and Plan of Distribution at page 16.

Selling Shareholders, page 20

6.
Revise the tabular presentation of the selling shareholder information to show in three columns for each selling shareholder the number of shares of common stock beneficially owned before the offering, the number of shares of common stock to be sold in the offering, and the number of shares of common stock beneficially owned after the offering.

Response to Comment 6

Done.  See page 21 of the Amendment No. 1

7.
For any selling shareholder who is a natural person, include the selling shareholder’s forename in the tabular presentation. Additionally, there are multiple entries for selling shareholders who have the same names in the tabular presentation. For example, refer to “Aberdour, KR.” If the multiple entries are for the same selling shareholder, please consolidate the multiple entries into a single entry for that selling shareholder in the tabular presentation.

Response to Comment 7

Done.  See page 21 of Amendment No. 1.

8.
For any selling shareholder that is a legal entity, identify by footnote or otherwise in the tabular presentation the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. For example, refer to “Mountainwood, Inc.” For guidance you may wish to refer to Question 140.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations

Response to Comment 8

Done.  See top of page 22 of the Amendment No. 1.

9.	Describe briefly how each of the selling shareholders acquired the shares of common stock being offered for sale under this registration statement.

Response to Comment 9

Done.  See top of page 22 of Amendment No. 1.

10.
Disclose the nature of any position, office, or other material relationship which each selling shareholder has had within the past three years with ABCO Energy, Inc. or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Response to Comment 10

Done. See Interest in Management at the top of page 29 of Amendment No.1

11.	Please confirm that no selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

Response to Comment 11

Confirmed.

10633 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

Legal Matters, page 30

12.	Please provide counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

Response to Comment 12

Done.  See top of page 28 of Amendment No. 1.

Compliance with Section 16(a) of the Exchange Act, page 30

13.
Please remove the last sentence because you are a reporting company under the Exchange Act. Additionally, update the disclosure on compliance with Section 16(a) of the Exchange Act during the most recently completed fiscal year.

Response to Comment 13

Done.  See page 28 of Amendment No. 1.

Interest of Management and Others in Certain Transactions, page 31

14.	Please disclose the price paid by Mr. Wayne Marx for one million shares of common stock.

Response to Comment 14

Done.  See pages 15 and 29 of Amendment No. 1.

15.
Subsequent Events.  After the Registration Statement was originally filed on August 3, 2015, the Company entered into an Engagement Agreement with respect to a Rule 144A Bond issuance.  See the Interest of Management at page 29 of Amendment No. 1. In addition, the unaudited financial statements for the six months ended  June 30, 2015 have been included in Amendment No.1 in place of the March 31, 2015 financials.

ABCO respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 1 as soon as possible.  Pleases advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (310) 855-3382, or to Larry Winters at (424) 228-5473.

Thank you very much for your help and assistance with this matter.

Very truly yours,

LAW OFFICE OF BRIAN P. SIMON

Brian P. Simon
By Brian P. Simon

cc:  Charles O’Dowd, ABCO Energy, Inc.
Michael Kelley, Esq., SEC Staff, Division of Corporation Finance

BPS:dm

10633 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408